SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-8A NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8 (A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:
Calvert SAGE Fund

Address of Principal Business Office:
4550 Montgomery Avenue Suite 1000N Bethesda, MD 20814

Telephone Number:
(301) 951-4881

Name and address of agent for services of process:
William M. Tartikoff, Esq. Calvert Group, Ltd. 4550 Montgomery Avenue, Suite 1000N Bethesda, MD 20814

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:
Yes ☐ No ☑

________________________________________________________________________________________
Item 1.	Exact Name of Registrant.

Calvert SAGE Fund

Item 2.	Name and state under the laws of which registrant was organized or created and the date of such organization or creation.

Maryland; June 9, 2008

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Maryland Business Trust

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Management Company

Item 5.	If registrant is a management company:

(a) state whether registrant is a "closed-end" company or an "open-end" company.

Open-End Company

(b) State whether registrant is registering as a "diversified" company or a "non-diversified" company.

Registrant will initially have one series that is diversified and one series that is non-diversified.

Item 6.	Name and address of each investment adviser of registrant.

The Registrant currently expects to engage:

Adviser: Calvert Asset Management Company, Inc. 4550 Montgomery Avenue Suite 1000N Bethesda, MD 20814

Subadviser: KBC Asset Management International Ltd. Joshua Dawson House Dawson Street Dublin 2 Ireland

Subadviser: The Registrant expects to engage a second subadviser that has not yet been identified at the time of this filing.

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director or registrant.

The Board of Trustees is comprised of the following individuals:

Barbara Krumsiek Calvert Group, Ltd. 4550 Montgomery Avenue Suite 1000N Bethesda, MD 20814

William Mark Tartikoff, Esq. Calvert Group, Ltd. 4550 Montgomery Avenue Suite 1000N Bethesda, MD 20814

There are no vacancies on the Board of Trustees at the time of this filing; however the Registrant expects that upon issuance of Registrant's initial shares the Board of Trustees will be comprised of six individuals and the composition of the Board of Trustees will comply with Sections 10(a), 10(b), 10(c) and 10(d) of the Act.

The Registrant has the following officers:

Barbara Krumsiek, President Calvert Group, Ltd. 4550 Montgomery Avenue Suite 1000N Bethesda, MD 20814

Ronald Wolfsheimer, Treasurer Calvert Group, Ltd. 4550 Montgomery Avenue Suite 1000N Bethesda, MD 20814

William Mark Tartikoff, Secretary Calvert Group, Ltd. 4550 Montgomery Avenue Suite 1000N Bethesda, MD 20814

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor or registrant;
(b) state the name and address of each officer and director of each sponsor of registrant;
(c) state the name and address of each trustee and each custodian of registrant.

NOT APPLICABLE

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

NOT APPLICABLE

(c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable", state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e)   If the answer to Item 9(d) is "yes", state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

NOT APPLICABLE

Item 10.	State the current value of registrant's total assets.

$0

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No

Item 12.	Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

NOT APPLICABLE

________________________________________________________________________________________
SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Bethesda and state of Maryland on the 23rd day of June 2008.

CALVERT SAGE FUND
	By:	/s/ William Mark Tartikoff William Mark Tartikoff, Secretary
Attest:	/s/ Andrew Niebler Andrew Niebler Assistant Vice President, Calvert Group, Ltd.